Exhibit 99.10

CONSENT

We hereby consent to the reference to our valuation report in respect of options granted on November 24, 2009, March 23, 2010 , May 25, 2010 , August  23, 2010, November 18, 2010, August 23, 2011 and November 22, 2011 under the framework of ESOP 2008 and our 2011 re-pricing valuation report, which we prepared for Plaza Centers N.V., appearing in this Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Financial Immunities Dealing Room Ltd.
Financial Immunities Dealing Room Ltd.

Ness Ziona, Israel
March 28, 2012